Exhibit 21.1

SUBSIDIARIES OF SAGEBRUSH GOLD LTD.

The following is a list of subsidiaries of Sagebrush Gold Ltd.:

Subsidiary	Jurisdiction of Organization

EXCX Funding Corp.	Nevada
Arttor Gold, LLC.	Nevada
Noble Effort Gold LLC	Nevada
Gold Acquisition Corp.	Nevada
CPX Uranium, Inc.	Nevada
Green Energy Fields, Inc.	Nevada
ND Energy, Inc.	Nevada
Secure Energy, LLC - Majority owned	North Dakota
Continental Resources Acquisition Sub, Inc.	Florida